FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.
Takeda Announces Launch of Exchange Offer for any and all of its $1.250 Billion 4.000% Senior Notes Due 2021, $1.500 Billion 4.400% Senior Notes Due 2023 and $1.750 Billion 5.000% Senior Notes Due 2028

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

TAKEDA ANNOUNCES LAUNCH OF EXCHANGE OFFER FOR ANY AND ALL OF ITS $1.250 BILLION 4.000% SENIOR NOTES DUE 2021, $1.500 BILLION 4.400% SENIOR NOTES DUE 2023 AND $1.750 BILLION 5.000% SENIOR NOTES DUE 2028

Osaka, Japan, November 14, 2019 --- Takeda Pharmaceutical Company Limited (“Takeda”) (TSE:4502/NYSE:TAK) today announces that, based on its determination as of November 12, 2019, it has launched an offer to exchange new registered notes for any and all of the outstanding unregistered notes that it issued on November 19, 2018 in a private placement pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Takeda is offering to exchange (the “Exchange Offer”) its $1.250 billion aggregate principal amount of its newly issued 4.000% Senior Notes due 2021, $1.500 billion aggregate principal amount of its newly issued 4.400% Senior Notes due 2023 and $1.750 billion aggregate principal amount of its newly issued 5.000% Senior Notes due 2028 (collectively, the “Exchange Notes”) for a like principal amount of the applicable series of its outstanding 4.000% Senior Notes due 2021 (CUSIP: J8129EAW8 / 874060AN6, ISIN: USJ8129EAW87 / US874060AN65), its outstanding 4.400% Senior Notes due 2023 (CUSIP: J8129EAX6 / 874060AR7, ISIN: USJ8129EAX60 / US874060AR79) and its outstanding 5.000% Senior Notes due 2028 (CUSIP: J8129EAY4 / 874060AU0, ISIN: USJ8129EAY44 / US874060AU09) (collectively, the “Outstanding Notes”). The Exchange Notes have been registered under the Securities Act. Takeda will not receive any proceeds from the Exchange Offer. The terms of the Exchange Notes are substantially the same as the terms of the Outstanding Notes, except that the offer of the Exchange Notes is registered under the Securities Act, and the Exchange Notes have no transfer restrictions under the Securities Act, registration rights or rights to additional interest. The Exchange Notes are being offered in order to satisfy Takeda’s obligations under the registration rights agreement entered into in connection with the placement of the Outstanding Notes. Takeda’s $1.000 billion aggregate principal amount of 3.8% Senior Notes due 2020, which were issued simultaneously with the Outstanding Notes, were fully redeemed on August 29, 2019 and, accordingly, no offer to exchange is being made with respect to such notes.

The Exchange Offer will expire at 5:00 p.m. New York City time on December 13, 2019, unless otherwise extended (such date and time, as they may be extended, the “Expiration Date”). We do not currently intend to extend the expiration date. The settlement date for the Exchange Offer will occur promptly following the Expiration Date on December 13, 2019. The Exchange Offer is made only pursuant to Takeda’s prospectus dated November 14, 2019, which has been filed with the U.S. Securities and Exchange Commission. Takeda has not authorized any person to provide information other than as set forth in the prospectus.

Copies of the exchange offer prospectus and related materials may be obtained from the Exchange Website (https://sites.dfkingltd.com/takeda), or the information and exchange agent D. F. King for the Exchange Offer, at the details below:

In London: 65 Gresham Street London EC2V 7NQ United Kingdom Telephone: +44 20 7920 9700	In Hong Kong: Suite 1601, 16/F, Central Tower 28 Queen’s Road Central Central Hong Kong Telephone: +852 3953 7231
In New York:
48 Wall Street 22nd Floor
New York, New York 10005
United States of America
Facsimile Transmissions (Eligible Institutions Only): +1 (212) 709-3328
Confirmation: (212) 269-5552 attention Andrew Beck
Banks and Brokers Call Collect: +1 (212) 269-5550
All Others, Please Call Toll-Free: +1 (866) 751-6315

Email: takeda@dfkingltd.com
Exchange Website: https://sites.dfkingltd.com/takeda

This press release is for informational purposes only and is neither an offer to buy, nor a solicitation of an offer to sell, the Exchange Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Takeda Pharmaceutical Company
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.
For more information, visit https://www.takeda.com.

Contact Information
Investor Relations                    Media
Takashi Okubo                    Kazumi Kobayashi
takeda.ir.contact@takeda.com            kazumi.kobayashi@takeda.com
+81 3 3278 2306                    +81 3 3278 2095

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Risk Factors” in Takeda’s Registration Statement on Form F-4/A filed on November 12, 2019 with the U.S. Securities and Exchange Commission, “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda’s future results, performance, achievements or financial position could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

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